EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. filed with the Philippine Stock Exchange on May 21, 2026 and the Philippine Securities and Exchange Commission on May 22, 2026 in connection with the press release entitled “Going Beyond the Signal: PLDT releases combined 2025 Annual and Sustainability Report.”	7

May 21, 2026

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith the press release of PLDT Inc. entitled “Going Beyond the Signal: PLDT releases combined 2025 Annual and Sustainability Report.”

This submission shall also serve as our compliance with Section 17.1 of the Securities and Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,317 As of April 30, 2026	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
May 21, 2026

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We submit herewith the press release of PLDT Inc. (the “Company”) entitled “Going Beyond the Signal: PLDT releases combined 2025 Annual and Sustainability Report.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

May 21, 2026

PLDT pressrelease #sustainabilityEveryday

Going Beyond the Signal:

PLDT releases combined 2025 Annual and Sustainability Report

MANILA, Philippines, May 21, 2026 – The Philippines largest fully integrated telecommunications company PLDT Inc. (PLDT) has released its Annual and Sustainability Report for the fiscal year ended December 31, 2025. This report presents a holistic view of PLDT, includes highlights of the company’s consolidated financial, environmental, social, and governance (ESG) performance, including those of its subsidiaries and associates, as prepared by Management and approved by its Board of Directors, through its Governance, Nomination and Sustainability Committee and Audit Committee.

Carrying the theme “Going Beyond the Signal”, the combined report encapsulates PLDT’s progress in harnessing technology, including AI, and integrating sustainability across its business operations to create long-term value and drive meaningful transformation.

In his statement, PLDT Chairman and CEO Manuel V Pangilinan defined growth drivers for the company, emphasizing the necessary transition from being a telecommunications company to a technology company, and citing tangible metrics to measure success of investments across customer segments.

“This is what going beyond the signal means to us—not simply adapting to modernity, but having the ambition to redefine it,” said Pangilinan. “When we committed to fiber, many questioned the economics. When we invested in the networks that would carry 5G, the timeline seemed uncertain. In both cases, the investment proved right. It always does, when you are investing in the Filipino people,” he added.

PLDT reported various enablers of performance for its key business segments in 2025, including continued investments in network quality, hyper-personalized offers, fiber expansion, and the deployment of ICT and digital trust solutions. In addition, the company demonstrated increasing adoption of AI, particularly to enhance customer experience, network efficiency and resilience, and workforce enablement.

On ESG, PLDT continued to build on its industry leadership and strengthened its alignment with global best practices, achieving a score of 77 out of 100 in the 2025 S&P Global Corporate Sustainability Assessment and securing back-to-back inclusion in the S&P Global Sustainability Yearbook 2025 and 2026.

During the year, PLDT distributed PhP 141.1 billion in economic value across its stakeholders, which included PhP 22.8 billion investments in employees. The company further reinforced due diligence and assessment of its human rights impacts, reporting zero cases of child labor and forced labor in its own operations and supply chain, among others.

PLDT also strengthened efforts to manage climate-related impacts in 2025, focusing on adaptation through fortification of network infrastructure and mitigation through the transition to renewable energy sources and adoption of greening technologies. The company also enacted landmark policies on biodiversity conservation, energy management, and water stewardship.

“To ensure our long-term corporate existence, we are broadening the conversation beyond speed, network reach and profitability, to include whether we can create lasting value without depleting resources, particularly people and the environment”, said PLDT Chief Sustainability Officer Melissa Vergel de Dios.

Ahead of the mandatory requirement, PLDT’s 2025 combined report includes sustainability-related and climate-related disclosures aligned with the International Financial Reporting Standards.

The report also serves as PLDT’s communication on progress in its continuing commitment to the United Nations (UN) Sustainable Development Goals and to the Ten Principles of the UN Global Compact on human rights, labor, environment, and anti-corruption.

To view and download the report, visit link or scan the QR

[END]

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios sustainability@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company.

Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting https://main.pldt.com/.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : May 22, 2026